EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 16, 2002 (March 26, 2004 as to the retroactive adjustment to basic and diluted net loss per share discussed in Note 2), relating to the financial statements of BioTime, Inc. for the year ended December 31, 2001, which report expresses an unqualified opinion and includes an explanatory paragraph related to the development stage of the Company’s operations, appearing in the Annual Report on Form 10-K of BioTime, Inc. for the year ended December 31, 2003.

San Francisco, California
February 9, 2005